April 20, 2007

VIA: EDGAR

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           RE:       Host America Corporation
                        Form 10-K for the year ended June 30, 2006
Filed November 21, 2006
SEC File No. 000-16196

Ms. Cvrkel:

Thank you for your letter dated April 10, 2007 regarding the review of Host America Corporation’s Form 10-K for the year ended June 30, 2006. Enclosed herewith is an amendment to our Form 10-K for the year ended June 30, 2006. Such amendment incorporates all of our responses to the Staff’s prior comments included in its comment letters dated February 23, 2007 and March 23, 2007.

Filed electronically on behalf of Host America Corporation (the “Company”) are our responses to your written comments of April 10, 2007. This letter highlights our response to each comment and where changes will be incorporated in our current filing and in our future filings on a going forward basis. Further, in response to the comments received from the Securities and Exchange Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1

Please be advised that we have made the changes requested by the Staff’s prior comments included in its comment letters dated February 23, 2007 and March 23, 2007, in our Form 10-K/A which is filed herewith. In addition, we will also undertake to include the Staff’s prior comments in the next amendment to our Form S-1 originally filed on February 20, 2007.

Thank you for your assistance. If we can be of any assistance in connection with the Staff's review of our responses, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer